

August 31, 2007

Mr. Wolfgang Breme
Executive Vice President and Chief Financial Officer
AIXTRON Aktiengesellschaft
Kackertstrasse 15-17
D-52072 Aachen
Federal Republic of Germany

> **Re: AIXTRON Aktiengesellschaft**
> **Form 20-F for the year ended December 31, 2006**
> **Filed March 15, 2007**
> **File No. 000-51196**

Dear Mr. Breme:

We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

Sincerely,

Brian Cascio
Accounting Branch Chief